Exhibit (a)(2)

May 15, 2009

Dear Employee:

Ikanos Communications, Inc. (the “Company”) is conducting a stock option repurchase program. You may elect to sell some or all of your eligible options for a Cash Payment of $0.08, $0.10 or $0.15 per share underlying the option, based upon the per-share exercise price of the option, as specifically set forth in Section III.2 (see Item II “ Risks of Participating in the Offer “) that will be paid as soon as practicable following the expiration date of this offer. If you elect to sell an eligible option for a Cash Payment, you must sell all of the shares underlying that option. We are required by law to withhold a certain amount of your Cash Payment for the payment of taxes (the Cash Payment minus the withheld taxes is hereinafter referred to as the “Net Payment”).

The accompanying documents describe this stock option repurchase in detail, including possible benefits and risks of this program. As this offering is subject to the federal securities laws, the accompanying materials are quite detailed. Please take the time to review these documents and consider your decision carefully. To assist you in making your decision on whether to participate, your Personnel Summary will be emailed or hand delivered to you later today, along with the Letter of Transmittal and Election Withdrawal Notice. The Personnel Summary will provide the status of all of your currently outstanding employee stock options that are eligible for participation in the Offer.

We are conducting the offer to provide you with an alternative means of realizing value from your existing equity awards and to provide us with additional shares for making future equity awards. We make no recommendations as to whether you should participate in the option repurchase program, and recommend that you consult with your own advisors regarding your decision.

If you decide to participate in the option repurchase program, you need to complete and return the attached Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials no later than 8:59 P.M., Pacific Time, on Friday, June 12, 2009 (or, if we extend the offer period, we will specify a later date).

If you have any questions about this offer or the attached documents, please contact Bonnie Mott by phone at (510) 438-5360 or by email at bmott@ikanos.com.

Sincerely,

/s/ Cory Sindelar
Cory Sindelar
Chief Financial Officer